2003

ANNUAL MEETING OF STOCKHOLDERS
Meeting Notice
Proxy Statement

R.R. DONNELLEY & SONS COMPANY

77 West Wacker Drive
Chicago, Illinois 60601-1696

Your vote counts. *Please take a moment to read the information and instructions inside.*

Meeting Notice

WHERE

Bank One Auditorium,
1 Bank One Plaza
(at Dearborn and Madison Streets)
Chicago, Illinois 60602

WHEN

Thursday, March 27, 2003 at
9:00 a.m. Chicago time

WHY

- To elect four directors

- To vote on a stockholder proposal regarding a sustainability report to stockholders

- To vote on a stockholder proposal regarding the establishment of a policy of expensing costs of options

- To conduct any other business if properly raised

RECORD DATE

The close of business on
February 5, 2003

You will find more information on the matters for voting in the proxy statement on the following pages. If you are a stockholder of record, you can vote by mail, by toll-free telephone number, by using the Internet or in person at the meeting.

Your vote is important! Please sign, date and return the enclosed proxy card in the envelope provided, call the toll-free number or log on to the Internet — even if you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

You will find instructions on how to vote on page 13. Most stockholders vote by proxy and do not attend the meeting in person. However, as long as you were a stockholder on February 5, 2003, you are invited to attend, or to send a representative. Please note that only persons with an admission ticket or evidence of stock ownership or who are guests of the company will be admitted to the meeting.

By Order of the Board of Directors

Monica M. Fohrman

Secretary

February 24, 2003

Proxy Statement

February 24, 2003

Contents

This proxy statement is issued in connection with the 2003 Annual Meeting of Stockholders scheduled for March 27, 2003. This proxy statement and accompanying proxy card are first being mailed to stockholders on or about February 24, 2003.

Proposal 1: Election of Directors

The company's Certificate of Incorporation provides for three classes of directors. Each director serves a three-year term, and the terms of directors in each class expire in rotation. Therefore, at the meeting stockholders will vote to elect four directors of Class 3. Our nominees for director are:

Gregory Q. Brown

Executive vice president, Motorola, Inc., a provider of integrated communications and embedded electronic solutions; and president and chief executive officer, Commercial, Government and Industrial Solutions Sector, Motorola, Inc., 2003-present.

Chairman and chief executive officer, Micromuse Inc., a provider of network diagnostics and service-assurance software, 1999-2002

President, Ameritech Custom Business Services, Ameritech Corporation, 1996-1999

Directorships: Micromuse Inc.

Committees: Audit; Corporate Responsibility & Governance

Age: 42

Director since: 2001

James R. Donnelley

Partner, Stet & Query Limited Partnership, a private investment partnership, 2000-present

Vice chairman of the board of the company, 1990-2000 (retired)

Directorships: PMP Limited; Sierra Pacific Resources Corp.

Committees: Executive; Finance

Age: 67

Director since: 1976

Thomas S. Johnson

Chairman and chief executive officer, GreenPoint Financial Corp. and its subsidiary, GreenPoint Bank, 1993-present

Directorships: GreenPoint Financial Corp.; GreenPoint Bank; Alleghany Corporation; Online Resources; The Phoenix Companies, Inc.

Committees: Finance; Human Resources

Age: 62

Director since: 1990

Norman H. Wesley

Chairman and chief executive officer, Fortune Brands, Inc., a manufacturer of consumer products, 1999-present

President and chief operating officer, Fortune Brands, Inc., 1999

Chairman and chief executive officer, MasterBrand Industries, Inc., and ACCO World Corporation, Fortune Brands, Inc., 1997-1998

President and chief executive officer, ACCO World Corporation, Fortune Brands, Inc., 1990-1997

Directorships: Fortune Brands, Inc.; Pactiv Corporation

Committees: Executive; Finance; Human Resources

Age: 53

Director since: 2001

The board recommends that stockholders vote for each of our nominees. If any nominee does not stand for election, proxies voting for that nominee may be voted for a substitute nominee selected by the board. The board may also choose to reduce the number of directors to be elected at the meeting.

Proposal 2: Stockholder Proposal

We have been notified that the following stockholders intend to introduce and support the following proposal at the 2003 Annual Meeting: the Adrian Dominican Sisters, 1257 East Siena Heights Drive, Adrian Michigan 49221-1793, which has provided certification indicating that, as of October 11, 2002, it was the beneficial owner of 100 shares of the company's common stock, the Christian Brothers Investment Services, Inc., 90 Park Avenue, 29th Floor, New York, New York, 10016-1301, which has provided certification indicating that, as of October 16, 2002, it was the beneficial owner of 172,530 shares of the company's common stock, the Maryknoll Fathers and Brothers, P.O. Box 305, Maryknoll, New York, 10545-0305, which has provided certification indicating that, as of October 21, 2002, it was the beneficial owner of 100 shares of the company's common stock, the Dominican Sisters of Hope, 205 Avenue C, Apt. 10E, New York, New York 10009, which has provided certification indicating that, as of October 23, 2002, it was the beneficial owner of 100 shares of the company's common stock, Mercy Consolidated Asset Management Program, 205 Avenue C, Apt. 10E, New York, New York 10009, which has provided certification indicating that, as of October 23, 2002, it was the beneficial owner of 100 shares of the company's common stock, and CHRISTUS Health, 2600 North Loop West, Houston, Texas 77092, which has asserted that, as of October 21, 2001, it was the beneficial owner of at least $2,000 worth of the company's common stock. Based on the information above, the stockholder proponents own a total of approximately .15% of the total shares of the company's common stock outstanding.

Whereas the global economy presents corporations with the challenge of creating sustainable business relationships by participating in the sustainable development of communities in which they operate. The World Commission on Environment and Development defined sustainable development as "development which meets the needs of the present without compromising the ability of future generations to meet their own needs." (*Our Common Future,* 1987)

We believe the ability of corporations to continue to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Good corporate citizenship goes beyond the traditional functions of creating jobs and paying taxes, to include corporate practices designed to protect human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." (www.sustainability-index.com; March 2000)

Concerned investors evaluate companies on their financial, environmental and social performance — the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments. We believe sustainability reporting should be included in our company's annual report.

The Social Investment Forum, the national trade association for the socially responsible investing (SRI) industry wrote in a letter to the New York Stock Exchange, "Investors in the U.S. currently face a significant disadvantage by their companies not adequately disclosing material social and environmental risks. We support principles that would encourage companies to better disclose, in an aggregate manner, material risks, liabilities, and impairments." (8/6/02)

We believe corporate sustainability includes a commitment to pay a sustainable living wage to employees. Workers need to have the purchasing power to meet their basic needs. A purchasing power study conducted in 15 cities in Mexico found that it takes four to five Mexican minimum wages to support a family of four (*Making the Invisible Visible,* Center for Reflection Education and Action, June 2001). We believe paying sustainable wages contributes to community development and employee loyalty to the company.

The sustainability of corporations, we believe, is connected to the economic sustainability of their workers and the communities where corporations operate and sell products. Effective corporate policies can benefit both communities and corporations.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a sustainability report. A summary of the report should be provided to shareholders by September 2004.

Supporting Statement

We believe the report should include:

1. The company's operating definition of sustainability.

2. A review of current company policies and practices related to social, environmental and economic sustainability.

3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

Position of the Board of Directors

The Board of Directors recommends that the stockholders support the Board of Directors and vote AGAINST the stockholder proposal.

The stockholder proposal asks generally that the board "prepare…a sustainability report" and provide stockholders with a summary of the report by September 2004. It goes on to request that the report discuss three particular topics. The purpose of the proposed review and report would presumably be to ensure that the company is conducting its operations, including its international operations, in a manner that benefits both the company and the communities in which it operates.

The board believes that the proposed review and report are not warranted. The board and management are already fully committed to ensuring that all company facilities, whether in the U.S. or any other country, are operated ethically and responsibly and in a manner that benefits both our employees and the communities in which our facilities are located.

The company addresses the very issues raised by the proponents through several mechanisms: its employment policies and practices; its environmental programs; its community involvement; its governance practices, both at the board and the employee levels; and most importantly, through its very culture and values. The company's *Principles of Ethical Business Conduct* states clearly that for "more than 131 years, the policy of R.R. Donnelley & Sons Company, its subsidiaries and affiliates has been to conduct business in a lawful and ethical manner." The values by which the company operates go further —

- the company will lead in all it does, which includes being an employer of choice in all the communities in which it operates

- the company will provide distinctive, customer based solutions, partnering with its customers, its vendors, its communities and its other business partners

- the company will create an environment that fosters diversity and healthy exploration of new ideas from across the organization, and will invest in its people through training and development

- the company will operate in an environment that stimulates and rewards innovation, and it will apply its continuous improvement approach to all aspects of its operations, including our commitments to the environment, our employees and our communities

- we will act as one team committed to the common goal of creating long-term shareholder value

During 2002, these values have led to visible results: recognition by the Chilean government of the Quilicura, Chile facility for outstanding accomplishments in the area of safety; the operation of the Shenzhen, China plant for more than 5 million hours without a days away injury case, and the operation of the San Juan del Rio, Mexico facility for more than 1 million hours without a days away case; a grant from the R.R. Donnelley Foundation to the China Charities Federation, and a multiyear gift to a Barbados high school for a new computer lab; recognition for the second year in a row by *Latina Style Magazine* as one of the top companies for Latina employment; the company's number one ranking among printing companies in *Fortune Magazine's* "America's Most Admired Companies," particularly noting our social responsibility; receipt of a Torch Award from the Better Business Bureau's Chicago chapter recognizing the company's demonstrated ethical practices toward customers, suppliers, coworkers and the community; and the company's continued selection as one of 637 U.S.-based companies meeting the strict social responsibility criteria established by Calvert Asset Management Co. for its "social index."

The review and report that the proponents suggest can be expensive and time-consuming without adding to the many efforts the company is already undertaking to create sustainability in its communities. Given that the above-mentioned policies and initiatives are already in place, and the company's efforts further the goals of a socially responsible company, the review and report the proponents' request would not result in any additional benefit to the stockholders or our employees.

The affirmative vote of the holders of a majority of the shares of the company's common stock present in person or by proxy at the 2003 Annual Meeting, and entitled to vote on the stockholder proposal on a sustainability report, is required to approve it.

The Board of Directors recommends that the stockholders vote AGAINST the stockholder proposal.

Proposal 3: Stockholder Proposal

We have been notified that the Massachusetts Carpenters Pension and Annuity Funds, 350 Fordham Road, Wilmington, Massachusetts 01887, which has provided certification indicating that, as of October 31, 2002, it was the beneficial owner of 2,970 shares of the company's common stock, intends to introduce and support the following proposal at the 2003 Annual Meeting. Based on the information above, the stockholder proponent owns a total of approximately .003% of the total shares of the company's common stock outstanding.

Resolved, that the shareholders of R.R. Donnelley & Sons Company ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> "There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings . . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free . . .

> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?"

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Position of the Board of Directors

The Board of Directors recommends that the stockholders support the Board of Directors and vote AGAINST the stockholder proposal.

The stockholder proposal urges the board to establish a policy of expensing in its annual income statement the costs of all future stock option grants. The proposal asserts that this would result in a more accurate presentation of the company's operational earnings. The board shares the proponent's interest in providing the company's current and prospective stockholders with the most accurate presentation possible of the company's operational earnings. However, for several reasons, the board does not believe that expensing options in the company's annual income statement would, at this time, be in the best interests of the company and its stockholders.

First, now would not be an appropriate time to make the change that the proposal suggests. The company intends to continue, as it always has, to comply in full with all applicable accounting regulations. There is no current requirement that the company recognize an expense for stock options in its income statement. This issue is, however, currently under consideration by a wide array of regulatory bodies, including Congress, the Securities and Exchange Commission, the Financial Accounting Standards Board and the International Accounting Standards Board. It is entirely unclear how these bodies will ultimately resolve this issue. Given this uncertainty, the board believes at this time that the best approach is to await the determination of these authorities. It would not serve the best interests of the company or its stockholders to change the company's accounting and reporting practices now and again if any new requirements become effective.

Second, adopting the proposal would not provide investors with any additional information. The company already discloses in the footnotes to its annual financial statements the information (i.e., information with respect to the "fair value" of options) that the proposal would require to be included in the income statement itself. Moreover, the company is already required to calculate and report its earnings per share on a diluted basis. In making this calculation, the company is required to assume that all in-the-money options have been exercised. If expensing were also required, the impact of options would be counted twice in the income statement's calculation of diluted earnings-per-share: first as an increase in the number of shares outstanding and second as a charge against reported earnings. A recent study by the management consulting firm Towers Perrin suggests that investors already take into account the economic costs of options even if such expenses are not reflected in the income statement of the relevant company. See www.towers.com/towers_news/news/PressRelease_2002/pr112102.htm.

Third, the board believes that expensing options would not further the goal of providing investors with the most accurate possible presentation of the company's operational earnings. Rather, the board believes that incurring a charge in the income statement based on the "fair value" of granted options could actually distort, rather than clarify, the picture of the company's operational earnings provided by its income statement. There is no agreed-upon method of calculating the "fair value" of option grants. In the absence of such a method, any valuation of options would necessarily require the company to make a subjective determination as to what method most accurately reflects the "fair value" of the company's option grants. This injection of additional subjectivity into the preparation of the company's income statements would lead to income statements that are arguably less accurate than those that are currently included in the company's public filings, and to the extent value were based even in part on market price for the company's stock, would result in quarter-to-quarter volatility in earnings.

Fourth, adoption of the proposal would make it more difficult for the company's stockholders and potential stockholders to compare its income statement to those of other companies. As noted above, there is no one accepted method of expensing options. As a result, the cost of options could and likely would be reflected differently in the income statements of different companies. In addition, many companies, including those in the company's peer group, do not currently expense options.

The board will continue to monitor developments relating to the expensing of options, including regulatory changes and trends in voluntary adoption of option expensing policies. If in the future the board believes expensing options would be in the best interests of the company and its stockholders, it will adopt such a policy.

The affirmative vote of the holders of a majority of the shares of the company's common stock present in person or by proxy at the 2003 Annual Meeting, and entitled to vote on the stockholder proposal on expensing options, is required to approve it.

The Board of Directors recommends that the stockholders vote AGAINST the stockholder proposal.

Voting Instructions

You are entitled to one vote for each share of the company's common stock that you own as of the record date. Below are instructions on how to vote, as well as information on your rights as a stockholder as they relate to voting. Some of the instructions vary depending on how your stock is held. It's important to follow the instructions that apply to your situation.

If you prefer to vote by mail, by telephone or over the Internet and your shares are registered in your name, or if you hold your shares as a participant in the company's Stock Fund, Dividend Reinvestment Plan, Employee Monthly Investment Plan or Tax Credit Stock Ownership Plan, you may do so using the enclosed proxy card, by calling the toll-free number listed on your proxy card or by logging on to the website listed on your proxy card and following the simple instructions provided. If you are a participant in the company's Stock Fund, Dividend Reinvestment Plan, Employee Monthly Investment Plan or Tax Credit Stock Ownership Plan, any proxy you submit, vote by telephone or over the Internet will be counted as representing these shares as well as any other shares you may own, as long as the shares are all registered in the same name. The telephone and Internet voting procedures are designed to verify stockholders through use of a Control Number that is provided on each proxy card. The procedure allows you to vote your shares and to confirm that your instructions have been properly recorded consistent with applicable law. Please see your proxy card for specific instructions. Stockholders who wish to vote over the Internet should be aware that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, and that there may be some risk a stockholder's vote might not be properly recorded or counted because of an unanticipated electronic malfunction. Voting by telephone and the Internet will be closed at midnight the night prior to the Annual Meeting.

If your shares are held in "street name," you should vote your shares as directed by your broker or other nominee.

If you plan to attend the meeting and vote in person, your instructions depend on how your shares are held:

- *Shares registered in your name* — check the appropriate box on the enclosed proxy card and bring either the admission ticket attached to this proxy statement or evidence of your stock ownership with you to the meeting. The ticket will serve as your admission and your authorization to vote in person.

- *Shares registered in the name of your broker or other nominee* — ask your broker to provide you with a broker's proxy card in your name (which will allow you to vote your shares in person at the meeting) and either bring the admission ticket attached to this proxy statement or evidence of your stock ownership from your broker.

Remember that attendance at the meeting will be limited to stockholders as of the record date with an admission ticket or evidence of their share ownership and guests of the company.

If your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

- By delivering a written notice of revocation to the secretary of the company.

- By executing another proxy that bears a later date which is voted at the meeting.

- By voting by telephone at a later time.

- By voting over the Internet at a later time.

- By voting in person at the meeting.

If your shares are held in street name, you must contact your broker to revoke your proxy. In tallying the results of the voting, the company will count all properly executed and unrevoked proxies that have been received in time for the 2003 Annual Meeting. To hold a meeting of stockholders, a quorum of the shares (which is a majority of the shares outstanding and entitled to vote) is required to be represented either in person or by proxy at the meeting.

Voting Rules

When voting to elect directors, you have three options:

- Vote for all four nominees.
- Vote for only some of the nominees.
- Withhold authority to vote for all or some nominees.

If a quorum is present at the meeting, the four persons receiving the greatest number of votes will be elected to serve as directors. Because of this rule, any shares that are not voted or whose votes are withheld will not influence the outcome of the election.

When voting on any other proposals, you again have three options, but different from those pertaining to the election of directors:

- Vote FOR a given proposal.
- Vote AGAINST a given proposal.
- ABSTAIN from voting on a given proposal.

Each matter other than the election of directors requires the affirmative vote of a majority of the shares present at the meeting and entitled to vote on the proposal. Abstaining is the legal equivalent of voting against a proposal. Non-voted shares will not affect the result.

If you return your proxy with no votes marked, your shares will be voted as follows:

- FOR the election of all four nominees for director.
- AGAINST the stockholder proposal regarding a sustainability report to shareholders.
- AGAINST the stockholder proposal regarding the establishment of a policy of expensing the cost of options.

It is possible for a proxy to indicate that some of the shares represented are not being voted as to certain proposals. This occurs, for example, when a broker is not permitted to vote on a proposal without instructions from the beneficial owner of the stock. In these cases, non-voted shares are considered absent in the tallies for those proposals.

The company actively solicits proxy participation. In addition to this notice by mail, the company encourages banks, brokers and other custodian nominees and fiduciaries to supply proxy materials to stockholders, and reimburses them for their expenses. However, the company doesn't reimburse its own employees for soliciting proxies. The company has hired Morrow & Co. to help solicit proxies, and has agreed to pay them $10,000 plus out-of-pocket expenses.

As of the record date, there were 113,320,074 shares of common stock outstanding. This does not include 27,568,976 shares held in the company's treasury. Each outstanding share is entitled to one vote on each proposal.

Company Information

Stock Performance

The graph below compares five-year returns of the company's common stock with those of the S&P 500 Index and a selected peer group of companies. The figures assume all dividends have been reinvested, and assume an initial investment of $100 on December 31, 1997. The returns of each company in the peer group have been weighted to reflect their market capitalizations.

Comparison of Five-Year Cumulative Total Return Among R.R. Donnelley, S&P 500 Index and Peer Group*



*   Fiscal Year Ended December 31

	1997	1998	December 31, 1999	2000	2001	2002
R.R. Donnelley	$100.00	$120.02	$69.90	$79.12	$89.78	$68.36
Standard & Poor's 500	100.00	128.58	155.63	141.46	124.65	97.10
Peer Group	100.00	107.99	137.01	132.23	126.09	124.96

R.R. Donnelley provides a broad range of communications services to publishers, retailers, catalog merchants and information providers, among others. Because our services and customers are so diverse, the company does not believe that any single published industry index is appropriate for comparing stockholder return. Therefore, the peer group used in the performance graph combines two industry groups identified by Value Line Publishing, Inc.: the publishing group (including printing companies) and the newspaper group. The company itself has been excluded, and its contributions to the indices cited have been subtracted out. The Value Line indices are those that investment analysts frequently use when comparing the company with other companies. Changes in the peer group from year to year result from companies being added to or deleted from the Value Line publishing group or newspaper group.

Companies in the Peer Group

Below are the specific companies included in the Value Line indices and the class of stock used if not common stock:

Company	Stock Class
Banta Corporation	
Bowne & Co. Inc.	
Deluxe Corporation	
Dow Jones & Company, Inc.	
Dun & Bradstreet Corp.	
Gannett Co., Inc.	
John H. Harland Company	
Hollinger Inc.	A
Knight-Ridder, Inc.	
Lee Enterprises, Inc.	
McClatchy Newspapers, Inc.	A
McGraw-Hill, Inc.	
Media General, Inc.	A
Meredith Corporation	
News Corp Ltd	ADR
The New York Times Company	A
Penton Media, Inc	
Playboy Enterprises, Inc.	B
Pulitzer Publishing Company	
The Reader's Digest Association, Inc.	
Reuters Holdings PLC	
Scholastic Corporation	
The E.W. Scripps Company	A
Tribune Company	
The Washington Post Company	B
John Wiley & Sons	A

About the Current Directors

The information below describes the directors whose terms continue to run until 2004 or 2005. Information on current directors who are up for re-election this year is provided earlier under Proposal 1.

Directors of Class 1 – Terms expire in 2004

Martha Layne Collins

Executive scholar in residence, Georgetown College, 1998-present

Director of international business and management, University of Kentucky, 1996-1998

President, Martha Layne Collins & Associates, a consulting firm, 1988-present

Directorships: Eastman Kodak Company; Bank of Louisville

Committees: Audit; Corporate Responsibility & Governance

Age: 66

Director since: 1987

William L. Davis

Chairman, president and chief executive officer of the company, 2001-present
Chairman and chief executive officer of the company, 1997-2001

Senior executive vice president, Emerson Electric Company, manufacturer of electrical, electronic and related products, 1993-1997

Directorships: Marathon Oil Corporation

Committee: Executive

Age: 59

Director since: 1997

Oliver R. Sockwell

President and chief executive officer, Construction Loan Insurance Corporation (Connie Lee) and its subsidiary, Connie Lee Insurance Company, financial guarantee insurance companies, 1987-1997 (retired)

Directorships: Liz Claiborne, Inc.

Committees: Corporate Responsibility & Governance; Human Resources

Age: 59

Director since: 1997

Stephen M. Wolf

Non-Executive Chairman, US Airways Group, Inc. and US Airways, Inc., 2002-present*

Chairman and chief executive officer, US Airways Group, Inc. and US Airways, Inc., 1996-1998, 2001-2002

Chairman, US Airways Group, Inc. and US Airways, Inc., 1998-2001

Directorships: US Airways Group, Inc.; Altria Group, Inc.

Committees: Finance; Human Resources

Age: 61

Director since: 1995

* U.S. Airways Group, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on August 11, 2002.

Directors of Class 2 – Terms expire in 2005

Joseph B. Anderson, Jr.

Chairman and chief executive officer, Vibration Control Technologies, LLC, a manufacturer of engine crankshaft dampers that reduce noise and vibration on light vehicles, 2002-present

Chairman and chief executive officer, Chivas Industries L.L.C., a manufacturer of interior lighting and trim, injection molding and energy absorbing foam components for the automotive industry, 1994-2002

Directorships: Chivas Industries L.L.C.; ArvinMeritor, Inc.; Quaker Chemical Corporation; M.D.L. Capital Corporation

Committees: Audit; Corporate Responsibility & Governance

Age: 59

Director since: 1998

Judith H. Hamilton

President and chief executive officer, Classroom Connect Inc., a provider of materials integrating the Internet into the education process, 1999-2002 (retired)

President and chief executive officer, FirstFloor Software, an Internet software publisher, 1996-1998

Directorships: Artistic Media Partners, Inc.

Committees: Audit; Corporate Responsibility & Governance

Age: 58

Director since: 1995

Bide L. Thomas

President, Commonwealth Edison Company, a producer, distributor and seller of electric energy, 1987-1992 (retired)

Committees: Audit; Executive; Finance

Age: 67

Director since: 1987

In 2002, the board met six times.

The Board's Committees and their Functions

The board has five standing committees, whose names and responsibilities are described below. Each committee operates under a written charter which is reviewed annually by the board.

Audit Committee — reviews the scope of independent and internal audits and assesses the results. Each January, the committee reviews the results of the independent public accountants' audit before the earnings report is released publicly. The committee selects, compensates, evaluates and, when appropriate, replaces the independent public accountants for the company. The committee also reviews the company's financial disclosure documents, management perquisites, material litigation and regulatory proceedings and other issues relative to potentially significant corporate liability and reviews and monitors the company's codes of conduct. As required by the Audit Committee Charter (attached as Exhibit A), each member of the Audit Committee is independent of the company, as such term is defined for purposes of the New York Stock Exchange's listing standards. The committee met six times in 2002.

Corporate Responsibility & Governance Committee — oversees the company's employee health and safety, equal employment opportunity and environmental commitments. The committee recommends nominees for election to the board of directors as well as appointees to fill any board vacancy. The committee establishes policies and guidelines concerning board practices and membership, including criteria for membership, committee structure, tenure and conducts board and director performance evaluations. As required by its charter, each member of the Corporate Responsibility & Governance Committee is independent of the company. The committee met three times in 2002.

Executive Committee — can exercise all of the authority of the full board of directors, except for specific powers delegated to other committees and certain other actions described in the company's by-laws. The committee did not meet in 2002.

Finance Committee — reviews the company's financial policies and makes recommendations regarding the company's financial condition and allocation of funds, including dividend payments. The committee also reviews the performance and management of the company's Retirement Benefit Plans. The committee met four times in 2002.

Human Resources Committee — determines the compensation (including annual salary, bonus and other benefits) of senior officers. As appropriate, the committee also institutes and monitors performance standards for senior officers. The committee recommends new employee benefit plans and changes to stock incentive plans, votes on amendments to the non-stock employee benefit plans and administers all employee benefit plans. It also recommends candidates for election as senior officers. As required by its charter, each member of the Human Resources Committee is independent of the company. The committee met five times in 2002.

Director Compensation

Directors who are not officers of the company receive the following annual cash fees for their services to the board:

- $32,000 for serving as a director.

- $1,000 for each committee of which they are a member.

- An additional $4,500 for each committee chairmanship they hold.

- $1,000 for each board or committee meeting they attend.

- $1,000 for each non-meeting day the company requests them to spend on committee work.

Non-employee directors may elect to have some or all of their cash fees applied toward the purchase of company common stock at fair market value, issued in the form of ten-year options to purchase the company's common stock at an exercise price equal to the fair market value of the common stock on the date granted or deferred. Any deferred amounts will, at the director's election, either earn the same rate of interest as five-year U.S. government bonds or be converted into shares of phantom stock. A director can receive deferred fees, along with the interest or gains earned, in a lump sum or in as many as ten equal annual installments. In either case, payments are made after the director reaches age 65 or leaves the board, whichever comes later.

In addition to the annual cash fees, non-employee directors receive an annual award of phantom stock. The phantom stock is credited as of January 2 each year, with the number of shares determined by dividing 65% of the annual retainer by the fair market value of a share of common stock. Each non-employee director may elect to receive options in lieu of all or part of such phantom stock award.

The 2000 Stock Incentive Plan provides for grants of stock options to each non-employee director every year immediately after the annual meeting to purchase a number of shares of the company's common stock equal to 2.5 times the annual retainer divided by the fair market value of a share of the company's common stock on the date of grant. The exercise price is the fair market value of a share of the company's common stock on the date granted. The options may be exercised beginning one year after the date granted or the day immediately preceding the next annual meeting (whichever is sooner) and ending ten years after the date granted.

To emphasize the importance of stock ownership by directors, the board has established stock ownership guidelines which require directors to acquire and hold over time company stock having a market value of five times the annual retainer paid a director.

Under the retirement plan for directors, each of the current directors who was active as of January 1, 1997 elected to either:

- Receive a credit for the present value of his or her earned annual retirement benefit as of December 31, 1996 (based on a deferred compensation agreement); or

- Convert the present value of his or her earned annual retirement benefit into shares of phantom stock.

In addition, non-employee directors serving on the board between January 1, 1997 and January 1, 2000 who had less than ten years of service on the board received an annual award of phantom stock. The phantom stock was credited as of January 1 each year, with the number of shares determined by dividing 35% of the director's annual retainer by the fair market value of a share of common stock. Each non-employee director could elect to receive options in lieu of all or part of such phantom stock award.

As of January 2, 2000, the company ceased to have a retirement program for directors, although benefits previously accrued continue to be paid.

The Company's Largest Stockholders

The table below lists all institutions and individuals known to hold more than 5% of the company's common stock. This information has been obtained from filings with the Securities and Exchange Commission. The percentages shown are based on outstanding shares of common stock as of February 5, 2003.

Beneficial Ownership of Stock

Stockholder	Comments
Dodge & Cox One Sansome Street 35th Floor San Francisco, CA 94104	Dodge & Cox is an investment advisor. This amount reflects the total shares held by clients.
Northern Trust Corporation 50 South LaSalle Street Chicago, IL 60675	Northern Trust Corporation is the parent holding company for The Northern Trust Company and other subsidiaries. This amount reflects the total shares held by each affiliate, including shares reported elsewhere in this statement as belonging to James R. Donnelley.
Pacific Financial Research, Inc. 9601 Wilshire Boulevard – 800 Beverly Hills, CA 90210	Pacific Financial Research, Inc. is an investment advisor. This amount reflects the total shares held by clients.

Number of Shares	% of Total Outstanding	Investment Authority	Voting Authority
14,853,200	13.1%	Sole, all shares.	Sole, 13,641,120; shared, 282,200.
7,601,964	6.7%	Sole, 2,288,545 shares; shared, 4,290,082 shares; no investment authority, 1,023,337 shares.	Sole, 5,751,766 shares; shared, 1,529,240 shares; no voting authority, 320,958 shares.
7,004,163	6.2%	Sole, all shares.	Sole, 6,485,400 shares; no voting authority, 518,763 shares.

Stock Held by Directors and Executive Officers

The table below lists the beneficial ownership of common stock as of December 31, 2002 by all directors and nominees and each of the persons named in the tables under Executive Compensation below, including the company's executive officers. In calculating the percentages of outstanding stock, each listed person's stock options that are or will be exercisable prior to March 1, 2003 have been added to the total outstanding shares.

Beneficial Stock Ownership of Directors and Executives

Name	Shares[1]	Restricted Shares[3]	Stock Options Exercisable Prior to 3/1/03	Total Shares	% of Total Outstanding
DIRECTORS					
Joseph B. Anderson, Jr.	400	0	10,941‡	11,341	*
Gregory Q. Brown	1,318	0	0	1,318	*
Martha Layne Collins	6,193	0	31,148‡	37,941	*
James R. Donnelley	3,095,013[2]	0	67,600‡	3,162,613	2.8
Judith H. Hamilton	9,139	0	22,941‡	32,080	*
Thomas S. Johnson	8,564	0	46,024‡	54,588	*
Oliver R. Sockwell	3,000	0	14,941‡	17,941	*
Bide L. Thomas	7,153	0	27,148‡	34,301	*
Norman H. Wesley	3,000	0	0	3,000	*
Stephen M. Wolf	30,000	0	26,941‡	56,941	*
NAMED EXECUTIVE OFFICERS					
Michael B. Allen	23,997	7,800	87,800	119,597	*
Ronald E. Daly	1,602	0	232,100	233,702	*
William L. Davis	204,737	79,602[4]	1,126,000	1,410,339	1.2
Joseph C. Lawler	17,817	43,334	143,600	204,751	*
Robert S. Pyzdrowski	19,462	8,700	129,500	157,662	*
Gregory A. Stoklosa	7,468	5,000	119,600	132,068	*
Combined totals of directors and executive officers*				5,436,481	4.8

*Less than one percent.

**Totals do not include stock owned by individuals who were not serving as executive officers on December 31, 2002.

‡Non-employee director stock options.

[1] Includes interests in shares held through the Donnelley Stock Fund; does not reflect deferred fees for which directors have elected to receive phantom stock of the company.

[2] Includes 2,224,420 shares for which Mr. Donnelley shares voting and investment authority; does not include 46,945 shares owned by a family member to which beneficial ownership is disclaimed.

[3] Subject to limits on sale or transfer, and can be forfeited under certain conditions.

[4] Does not include 119,829 stock units held by Mr. Davis, 30% of which are vested. (See Mr. Davis' 2001 employment agreement on page 30).

Executive Compensation

The summary compensation table summarizes the compensation of the company's chief executive officer and the other persons required to be disclosed for up to three calendar years in which they served as executive officers.

Summary Compensation Table

| | | ANNUAL COMPENSATION | | | LONG-TERM COMPENSATION | | |
Year	Name and Principal Position	Salary ($)	Bonus ($)	Other ($)	Restricted Stock Awards ($)	Options (#)	All Other Compensation ($)
2002	W.L. Davis	900,000	0	114,017[2]	0	236,000	442,654[4]
2001	Chairman, President and CEO	900,000	63,180	114,331[2]	3,380,781[3]	210,000	442,204
2000		887,000	859,754	55,096	1,050,000	210,000	56,552
2002	M.B. Allen	340,000	0	0	0	0	98,625[4]
2001	Executive VP, Print Solutions	321,250	29,801	0	0	0	95,247
2002	R.E. Daly[1]	355,853	0	0	0	0	62,616[5]
2001	President, Print Solutions	359,239	218,736	0	0	58,000	146,283
2002	J.C. Lawler	392,500	157,523	0	1,088,500	0	85,895[4]
2001	Executive VP	370,000	23,058	0	0	0	85,545
2002	R.S. Pyzdrowski President–Solutions Delivery, Print Solutions	322,374	53,729	0	0	0	66,178[4]
2002	G.A. Stoklosa	350,000	0	0	0	0	62,998[4]
2001	Executive VP	350,000	17,652	0	0	0	62,549
2000	and CFO	282,166	161,356	0	343,125	80,000	9,805

[1] Was not serving as an executive officer at December 31, 2002.

[2] 2002 number includes $39,299 and 2001 number includes $49,869 for use of company-owned airplane and automobiles.

[3] Reflects stock units granted pursuant to Mr. Davis' 2001 employment agreement (see page 30).

[4] Includes premiums paid by the company in connection with whole life and disability insurance policies owned by the named executive officers in the following amounts: Mr. Davis, $52,400; Mr. Allen, $6,743; Mr. Lawler, $13,520; Mr. Pyzdrowski $3,673; and Mr. Stoklosa, $7,346. Also includes a company contribution to each named executive officer's retirement savings plan account of $3,000 and the payout from the former Management Incentive Plan in the amounts listed in the Report on Compensation on page 27.

[5] Consists of $5,288 in premiums paid by the company in connection with whole life and disability insurance policies owned by Mr. Daly, a company contribution to Mr. Daly's retirement savings plan account of $3,000; $5,289 for financial planning expenses incurred prior to Mr. Daly's termination; and a lump sum payment of $49,039 for vacation accrued in connection with termination of Mr. Daly's employment with the company.

As of December 31, 2002, the named executives' holdings of restricted stock were valued as follows:

Detail Table 1: Restricted Common Stock

Name	Shares of Restricted Common Stock	Value ($)
W.L. Davis	199,431[1]	4,368,536
M.B. Allen	7,800	170,859
R.E. Daly	0	0
J.C. Lawler	43,334	949,231
R.S. Pyzdrowski	8,700	190,574
G.A. Stoklosa	5,000	109,525

[1] Includes 115,385 stock units awarded pursuant to Mr. Davis' 2001 employment agreement (see page 30), and an additional 4,444 stock units added to his account as payment of dividends per the terms of the 2001 employment agreement.

Both the restricted stock and the stock units pay dividends at the same rate and time as the company's common stock. Dividends payable on stock units are converted into additional stock units. Restricted stock granted prior to 2000 generally vests on the fifth anniversary of the date it was granted, although restricted stock granted prior to 2000 held by Mr. Davis vests as provided in his 1997 employment agreement (see page 30). Restricted stock granted since 2000 generally vests in equal proportions over three years. Stock units vest and are payable as provided in Mr. Davis' 2001 employment agreement (see page 30).

The following table details options to purchase common stock that were granted in 2002 to the individuals named in the summary compensation table:

Detail Table 2: Option Grants in 2002

Name	Number of Securities Underlying Options Granted[1]	% of Total Options Granted to Employees in 2002	Exercise Price ($)	Expiration Date	Grant Date Present Value ($)[2]
W.L. Davis	236,000	14.12%	30.88	3/27/12	1,807,760
M.B. Allen	0	N/A	N/A	N/A	N/A
R.E. Daly	0	N/A	N/A	N/A	N/A
J.C. Lawler	0	N/A	N/A	N/A	N/A
R.S. Pyzdrowski	0	N/A	N/A	N/A	N/A
G.A. Stoklosa	0	N/A	N/A	N/A	N/A

[1] Options become exercisable over a four-year period starting on the grant date, at the rate of 20% a year, with the final 40% exercisable at the end of the fourth year. This schedule could be accelerated upon death, disability or a change in control.

[2] Grant Date Present Value reflects a reduced value attributable to potential forfeiture due to vesting requirements or shortened exercise period following employment termination.

The company uses the Black-Scholes option pricing method to calculate the value of stock options as of the date of grant. The accuracy of this model depends on key assumptions about future interest rates, stock price volatility and dividend yields, among other factors. The grant date present value of these options was calculated using the figures below:

Detail Table 3: Estimated Grant Date Present Value of Options

Name	Grant Date	Expiration Date	Volatility Factor	Yield	Annual Dividend Rate	Risk-free Rate of Return
W.L. Davis	3/28/02	3/27/12	26.14%	3.17%	$0.98	4.58%

The following table reflects options exercised in 2002 and the value of options at December 31, 2002 held by the individuals named in the summary compensation table.

Detail Table 4: Options Exercised During 2002 and Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)[1]	Number of Securities Underlying Unexercised Options at 12/31/02 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 12/31/02 ($)[2] Exercisable/Unexercisable
W.L. Davis	0	N/A	1,126,000/530,000	68,145/102,218
M.B. Allen	25,800	270,208	87,800/ 85,200	0 / 62,791
R.E. Daly	0	N/A	232,100/ 0	71,390/ 0
J.C. Lawler	0	N/A	143,600/ 89,400	41,861/ 62,791
R.S. Pyzdrowski	0	N/A	129,500/ 64,600	30,179/ 45,268
G.A. Stoklosa	0	N/A	119,600/114,000	16,225/ 24,338

[1] Value realized is determined by subtracting the exercise price from the fair market value on the date of exercise. Fair market value is the average of the high and the low prices reported in the NYSE Composite Transactions report.

[2] Value of unexercised options is determined by subtracting the exercise price from the fair market value on December 31, 2002. Fair market value is the average of the high and low prices reported in the NYSE Composite Transactions report.

As set forth in the description of Mr. Davis' 2001 employment agreement (see page 30), the company issued to Mr. Davis a long term incentive award in January 2002. This award, which will be payable in 2004, is designated in units of company stock. The following table reflects the units granted to Mr. Davis:

Detail Table 5: Long Term Incentive Plan Awards in 2002

Name	Number of Units (#)	Performances or Other Period Until Maturation or Payout	Estimated Future Payouts under Non-Stock Price-Based Plans		
			Threshold (Units)	Target (Units)	Maximum (Units)
W.L. Davis	14,480	3 years	14,480	28,960	57,920

Retirement Benefits

Under the company's Retirement Benefit Plan and Unfunded Supplemental Benefit Plan (Retirement Plans), each year employees accrue retirement benefits equal to 1.5% of compensation up to the Social Security wage base average for the preceding 35 year period, plus 2% of remaining compensation. Compensation covered by the Retirement Plans generally includes salary and annual cash bonus awards.

The government places certain limitations on pensions which can be paid under Federal income tax qualified plans. Pension amounts which exceed such limitations, as well as benefits accrued under the executive arrangement (as discussed on pages 30-31), are paid under the Unfunded Supplemental Benefit Plan.

New participants in the Retirement Plans will participate in a cash balance plan. Under the traditional plan, benefits are paid monthly after retirement for the life of the participant (straight life annuity amount) or, if the participant is married or chooses an optional benefit form, in an actuarially reduced amount for the life of the participant and surviving spouse or other named survivor. Under the cash balance plan, a participant may elect to receive a lump sum amount.

Except as otherwise noted, the following table shows estimates of the annual benefits payable to the individuals named in the summary compensation table upon retirement at age 65. These estimates include the annual benefits computed on service through December 31, 2002 and additional annual benefits they may earn in the future, assuming they continue in the company's employ to age 65 at current base pay plus incentives.

Detail Table 1: Retirement Benefits

Name	Benefits accrued through 12/31/02 ($)	Estimated benefits 1/1/2003 through age 65 ($)	Estimated total benefits ($)
W.L. Davis	974,221	257,779	1,232,000[1]
M.B. Allen	94,635	331,210	425,845
R.E. Daly	142,176	0	142,176[2]
J.C. Lawler	71,178	219,134	290,312
R.S. Pyzdrowski	127,227	217,930	345,157
G.A. Stoklosa	50,737	307,030	357,767

[1] Mr. Davis' pension benefits are governed by his 2001 employment agreement described on page 30.

[2] Mr. Daly terminated his employment with the company on November 3, 2002. Under the terms of the company's Retirement Benefit Plan, Mr. Daly may begin to receive his retirement benefits immediately or may delay that election to a future date. While the actual benefits Mr. Daly will receive depend upon the date he elects to begin to receive benefits, no additional benefits accrue to Mr. Daly after November 3, 2002.

Report on Compensation

Committee Approach to Compensation Evaluation

The Human Resources Committee determines the annual salary, short-term and long-term cash and stock incentive compensation, and other compensation of executive officers.

Historically, the committee considers the following factors in setting compensation:

- Company performance, both separately and compared to other companies.

- The individual performance of each executive officer.

- A number of comparative compensation surveys.

- The overall competitive environment for executives and the level of compensation necessary to attract and retain executive talent.

- The recommendations of professional compensation consultants and management.

Because the committee believes that the company's competitors for executive talent are more varied than the peer group chosen for comparing stockholder return in the performance graph, the committee relies on market data comprised of a broad array of companies in various industries for comparative analysis of executive compensation. These companies include printing and publishing, as well as other companies similar in revenue size to the company, and include 10 of the companies in the peer group used in the performance graph.

Executive Officers Generally

Generally, total compensation for executive officers is targeted between the 50th and 75th percentile of the market. The committee determines the individual elements of the total compensation package based on the desired mix of salary and at-risk components in both short and long-term compensation.

As described below, approximately 22% to 59% (depending on the level of responsibility of an executive officer) of targeted annual cash compensation is linked to company performance. The entire value of long-term incentive compensation is linked to company performance.

Salary: The committee annually reviews the base salary of each executive officer. In 2002, based upon weak economic expectations for the end markets which the company serves, the committee did not give regular, annual base salary increases to officers. However, base salary increases were given in selected circumstances to executives where the absence of salary action in 2001 and 2002 resulted in salaries well below competitive levels in the employment market.

Short and Long-Term Incentive Compensation: The company maintains both a Management Annual Incentive Plan (the "Annual Plan") and a long-term incentive award program (the "Long-Term Awards"), designed to encourage and reward sustained value creation together with achievement of annual objectives and employee retention.

The Annual Plan for 2002 is designed to ensure that preestablished performance objectives for both earnings per share (EPS) for the company and Economic Value Added (EVA®) improvement for the company as a whole and where relevant, for individual business units, are met before management receives any incentive payouts. The amount of any payout is based upon these measures as well as achievement of objectives established annually under the company's Strategic Inclusion Plans (which set measurable goals in recruitment and retention of a diverse workforce), achievement of individual objectives and the participant's overall performance rating. The actual award a participant in the Annual Plan may earn ranges from zero to above two times the targeted award, based upon the performance of the company and of the individual. The committee may adjust awards if it believes the circumstances justify either an increase or decrease.

In 2002, the company's performance did not exceed the threshold targets for incentive payouts, although certain business units did meet or exceed their threshold targets. As a result, only executives in those businesses earned any incentive payout, and they earned only that portion relating to the performance of those businesses.

The Long-Term Awards granted to executives are based on the company's performance as measured by relative total shareholder return ("RTSR") over a three year period. RTSR objectives measure stock price appreciation plus dividend yield relative to the performance of the S&P 500. It is intended that Long-Term Awards be made every two years. As awards were made in 2001, no new awards were made in 2002 except to certain executives new to their positions. Long-Term Awards made in 2001 will be calculated and paid in 2004, based upon changes in RTSR as measured on the average closing price of the company's stock on the New York Stock Exchange over the last forty trading days in 2000, against the same measurement period in 2003. Long-Term Awards are designated in stock units and may be paid, at the discretion of the committee, in stock, cash or a combination of stock and cash.

Prior to 2001, the company's incentive compensation plan used a banking feature to encourage retention. Final payouts under this plan were scheduled for year-end 2002, and each named executive employed at year end was paid the balance in his account, as described below:

Management Incentive Plan Bank Balance Payouts

Name	2003 Bank Payout ($)
M.B. Allen	86,882
R.E. Daly	0
W.L. Davis	387,254
J.C. Lawler	69,375
R.S. Pyzdrowski	59,541
G.A. Stoklosa	52,652

The committee reviews continually the incentive plan designs and the financial measures used, and their ability to promote sustained performance of the company's strategies.

Discretionary Incentive Pay: The committee may pay discretionary amounts to executive officers when circumstances warrant and in 2002, the committee approved such a payment to Mr. Pyzdrowski to recognize his performance.

Stock Awards: Executive officers are granted stock options to align the interests of management more closely with those of stockholders by increasing stock ownership and tying a meaningful portion of compensation to the performance of the company's stock. In addition, to emphasize the importance of stock ownership by management, the committee and management have implemented stock ownership guidelines for officers which require all officers to acquire and hold over time company stock having a market value relative to salary.

During 2000, in order to create an additional incentive for performance and to encourage retention, the committee accelerated stock option grants which would normally be made in 2001 and 2002. All of the named executive officers, other than Mr. Davis, received this special grant. A regular stock option grant was given to Mr. Davis during 2002 but not to others who participated in the special grant.

Generally, the committee makes restricted stock grants only on a selective basis for retention and recruiting requirements. In 2002, only Mr. Lawler received a grant of restricted stock.

Deductibility of Executive Compensation: Tax laws limit the deduction a publicly held company is allowed for compensation paid to certain executive officers. Generally, amounts paid in excess of $1 million to a covered executive, other than performance-based compensation, cannot be deducted. The committee considers ways to maximize the deductibility of executive compensation, but intends to retain the discretion the committee deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

CEO Compensation

Mr. Davis' total compensation for 2002 was determined pursuant to the terms of his 2001 employment agreement with the company, as referred to in the "Executive Agreements" section on page 30. The components of Mr. Davis' compensation under that agreement were established using substantially the same criteria used to determine compensation for other executive officers, discussed at the beginning of this report.

For the same reasons affecting the base salary of other executives, Mr. Davis did not receive an increase in base salary during either 2001 or 2002. Mr. Davis' 1999 base salary of $900,000 was at the median for CEOs in the compensation surveys used by the committee when it was established. His 2002 target annual cash compensation, which includes salary and bonus, is slightly below the median. Mr. Davis' total compensation is near the 50th percentile of the market, and may be increased to the 75th percentile based on performance. Approximately 59% of Mr. Davis' targeted annual cash compensation is linked to company performance through the objectives set forth in the Annual Plan. In addition, the entire value of Mr. Davis' Long-Term Award made in 2001, which has a threshold value calculated at 55% of salary and will be paid in 2004, is linked to company performance through the RTSR measurement described in the Award.

The committee made a stock option grant to Mr. Davis during 2002. In making this grant, the committee continued to align the interests of Mr. Davis with those of stockholders, tying a meaningful portion of his compensation to the performance of the company.

The Human Resources Committee

Thomas S. Johnson, Chairman
Oliver R. Sockwell
Norman H. Wesley
Stephen M. Wolf

EVA is a registered mark of Stern Stewart & Co.

Severance Pay

The company has adopted a Severance Pay Program consisting of severance agreements between the company and the named executive officers and certain other officers and key employees.

Under the severance agreements, an executive is entitled to certain payments and benefits if, after a change in control of the company, the executive is terminated by the company for reasons other than cause or if the executive leaves the company after a change in control because of any of the following conditions:

- A decrease in responsibilities or compensation.

- A job relocation that requires a change in residence.

- A significant increase in travel.

These agreements do not apply to executives who are terminated for cause, retire, become disabled or die.

Severance benefits generally include:

- A lump-sum payment of three times current salary and bonus.

- Cash payment in lieu of outstanding stock bonus awards under the company's stock based plans.

- Cash payment equal to the value of outstanding stock options.

- Cash payment equal to three years' additional accrued benefits under the company's Retirement Benefit Plan.

- Life, disability, accident and health insurance benefits for 24 months after termination.

If any of this compensation is subject to the federal excise tax on "excess parachute payments," the company also agrees to pay an additional amount to cover these taxes.

Executive Agreements

The Davis Agreement

On March 18, 1997, William L. Davis joined the company as chief executive officer and executed an employment agreement with an initial term ending March 31, 2002. On November 30, 2001, the company and Mr. Davis entered into a new employment agreement, replacing the 1997 agreement. The initial term of the 2001 Agreement ends March 31, 2004. Beginning April 1, 2003, the initial term automatically extends daily by one additional day unless such provision for extension is terminated by the company or Mr. Davis.

Under the 2001 Agreement, Mr. Davis receives a base annual salary of not less than $900,000 and participates in annual and long term performance incentive plans adopted by the company's Human Resources Committee. These plans are described in the Report on Compensation above.

In the 2001 Agreement, Mr. Davis was awarded 115,385 stock units vesting in three installments in March 2002 through March 2004, payable in common stock of the company following Mr. Davis' retirement, death or permanent and total disability. Unvested stock units are forfeited upon termination of Mr. Davis' employment for any other reason. The 2001 Agreement also required the company to make a long term performance award of 14,480 stock units to Mr. Davis in January 2002, which award is subject to the same terms and conditions as the 2001 long term incentive awards described in the Report on Compensation above.

The 2001 Agreement requires the company to grant annually to Mr. Davis a non-qualified stock option to purchase shares of common stock of the company determined as a percentage of his base salary. In future years, the grant was for 236,000 shares of common stock, vesting over a four year period. In 2003, the grant will be for that number of shares of company common stock, having a value equal to 2.625 times Mr. Davis' base salary in the date of the grant, vesting over a four year period. Further, the 2001 Agreement requires the company to provide Mr. Davis with yearly retirement payments, upon his reaching the age of 65, which together with payments received through social security benefits, benefits payable from retirement plans of his former employers and the benefits otherwise payable under the company's Retirement Benefit Plan and Unfunded Supplemental Benefit Plan, equal $1,228,000 or 50% of his "final average compensation" (as defined in the Agreement), whichever is greater. These payments are subject to reduction if Mr. Davis' employment terminates prior to March 31, 2004.

If Mr. Davis dies before the employment term expires, his estate will receive a termination bonus in addition to all equity awards described above. The termination bonus will equal his previous year's bonus, prorated for the portion of the year worked prior to his death. If he should become disabled, the company or Mr. Davis may terminate the 2001 Agreement. In addition to the equity awards and termination bonus described above, Mr. Davis would receive 60% of his last base salary plus full benefit and pension accrual until he reaches age 65. Mr. Davis will be entitled to certain benefits if his employment is terminated by the company without "Cause" or by him for "Good Reason" (as defined in the 2001 Agreement), including:

- A lump sum severance payment of 250% of his base salary and target annual bonus (300% if termination results from a change in control).

- The termination bonus.

- Continued benefit coverage and pension accrual for 30 months.

If Mr. Davis is terminated by the company without Cause, if Mr. Davis terminates his employment for Good Reason or if there is a Change in Control (as defined in the 2001 Agreement) of the company, all stock options, restricted stock awards and long term incentive awards not yet vested will become fully vested.

Mr. Davis has agreed to certain limitations on his ability to compete with, or solicit employees from, the company for two years after the termination of the 2001 Agreement.

Mr. Davis continues to hold awards originally made under the terms of the 1997 Agreement. Under the terms of a restricted stock award granted pursuant to that Agreement, Mr. Davis vested in a restricted stock grant during 2001, and will vest in a restricted stock grant of 62,935 shares on October 1, 2004. He also received options to purchase 500,000 shares of common stock at $45.1875 (150% of the price of common stock upon his start of employment) vesting on or after March 18, 2000 if the fair market value of the common stock exceeds that price for ten consecutive trading days (which occurred in June and July, 1998) and 500,000 shares at $30.125, which fully vested as of March, 2001.

The Lawler Agreement

In connection with the hiring of Joseph C. Lawler in October, 1995, the company granted Mr. Lawler an advance in the amount of $200,000 against his anticipated payout under a long term incentive program in which he participated. Because the company failed to meet the threshold for any payout under the program, the company agreed to convert the advance to Mr. Lawler into an interest-bearing loan due February 15, 2001. During 2001, the company agreed to extend the repayment date of the loan until March 1, 2004. Interest on the original loan amount accrues at the five-year Treasury Bill rate and beginning January 1, 2002, interest is payable annually until the loan is repaid.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the company's officers and directors, and persons who own more than ten percent of the common stock of the company, to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership of company securities and changes in reported ownership. Officers, directors and greater than ten percent shareholders are required by SEC rules to furnish the company with copies of all Section 16(a) reports they file.

Based solely on a review of the copies of such forms furnished to the company, or written representations from the reporting persons that no Form 5 was required, the company believes that during 2002 all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with; except that one report on Form 4 relating to the receipt of directors fees from the company in shares of stock was not filed for each of Mr. Brown and Mr. Thomas but the transaction was reported on each of their year-end report on Form 5, which was timely filed.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2002. The committee has discussed with the company's independent auditors, which are responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, including their judgments as to the quality of the company's financial reporting. The committee has received from the independent auditors written disclosures and a letter as required by the Independence Standards Board, Standard No. 1, as amended, and discussed with the independent auditors the firm's independence from management and the company. In considering the independence of the company's independent auditors, the committee took into consideration the amount and nature of the fees paid the firm for non-audit services, as described below.

In reliance on the review and discussions described above, the committee recommends to the Board of Directors that the year-end audited financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

The Audit Committee

Bide L. Thomas, Chairman
Joseph B. Anderson, Jr.
Gregory Q. Brown
Martha Layne Collins
Judith H. Hamilton

The Company's Independent Public Accountants

Change in Auditors

On April 29, 2002, the board, upon recommendation of the Audit Committee, determined to dismiss the company's independent auditors, Arthur Andersen LLP, and to engage the services of Deloitte & Touche LLP as its new independent auditors. The change in auditors became effective on May 15, 2002 following completion by Arthur Andersen of its review of the company's financial statements for the fiscal quarter ended March 31, 2002, which were issued on May 15, 2002 in conjunction with the filing of the company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002. Deloitte & Touche audited the financial statements of the company for the fiscal year ending December 31, 2002.

During the fiscal years of the company ended December 31, 2001 and 2000, and the subsequent interim period through April 29, 2002, there were no disagreements between the company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreement in connection with its reports on the company's financial statements for such periods.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years of the company ended December 31, 2001 and 2000 or within the interim period through April 29, 2002.

The audit reports of Arthur Andersen on the consolidated financial statements of the company as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The company provided Arthur Andersen with a copy of the foregoing disclosures and a letter from Arthur Andersen confirming its agreement with these disclosures was filed as an exhibit to the company's current report on Form 8-K, filed with the SEC on May 1, 2002.

During the fiscal years ended December 31, 2001 and 2000, and the subsequent interim period through April 29, 2002, the company did not consult with Deloitte & Touche regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The Audit Committee has selected Deloitte & Touche as independent accountant for the company in 2003.

Representatives of Deloitte & Touche LLP are expected to attend the 2003 Annual Meeting, where they may make a statement and will be available to respond to questions.

Fees

Audit Fees. Deloitte & Touche, LLP was the company's principal accountant for the year ended 2002. $1,390,177 was paid to Deloitte & Touche, LLP for audit services rendered during 2002, including $140,806 for accounting consultation and agreed-upon procedures.

Total fees paid by the company for audit work performed in 2002 by Arthur Andersen LLP was $185,353 including $105,353 for accounting consultation, statutory audits, and agreed-upon procedures.

Total audit fees incurred by the company during 2002 were $1,575,530.

Financial Information System Design and Implementation Fees. No fees were paid to Deloitte & Touche, LLP or Arthur Andersen for financial information system design and implementation services rendered during 2002.

All Other Fees. $855,598 was paid to Deloitte & Touche, LLP for all other services rendered during 2002, including $548,686 for international and domestic tax consultation, expatriate services and consulting.

All other fees paid to Arthur Andersen, LLP for 2002 was $648,601 including $461,609 for international tax and consulting and expatriate services.

Total all other fees incurred by the company during 2002 were $1,566,419.

Submitting Stockholder Proposals and Nominations for 2004 Annual Meeting

Any proposals that stockholders wish to present at the 2004 Annual Meeting must be received by October 24, 2003 in order to be considered for inclusion in the company's proxy materials. The 2004 Annual Meeting is currently scheduled to be held on March 25, 2004. The Corporate Responsibility & Governance Committee will consider stockholders' nominees for the board of directors and stockholder proposals submitted for the meeting.

A stockholder wishing to nominate a candidate for election to the board, or make a proposal, is required to give appropriate written notice to the secretary of the company, which must be received by the company between 60 to 90 days before the meeting. If notice or public announcement of the meeting date comes less than 75 days before the meeting, stockholders are required to submit a notice of nomination or proposal within ten days after the meeting date is announced.

A nomination or proposal that does not supply adequate information about the nominee or proposal and the stockholder making the nomination or proposal will be disregarded. All proposals or nominations should be addressed to: Secretary, R.R. Donnelley & Sons Company, 77 West Wacker Drive, Chicago, Illinois 60601-1696.

Discretionary Voting of Proxies on Other Matters

The company's management does not currently intend to bring any proposals to the 2003 Annual Meeting other than the election of four directors and does not expect any stockholder proposals other than those described here. If new proposals requiring a vote of the stockholders are brought before the meeting in a proper manner, the persons named in the accompanying proxy card intend to vote the shares represented by them in accordance with their best judgment.

By order of the Board of Directors

Monica M. Fohrman, Secretary

Chicago, Illinois, February 24, 2003

Audit Committee Charter

(as adopted November 21, 2002)

I. Composition of the Audit Committee

The Audit Committee shall be comprised of at least three directors, each of whom shall have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. In addition, each director and the committee as a whole shall otherwise satisfy the applicable membership requirements under the rules of the New York Stock Exchange, Inc. and the U.S. Securities and Exchange Commission as such requirements are interpreted by the Board of Directors in its business judgment.

II. Purposes of the Audit Committee

A. The purposes of the Audit Committee are:

—Oversight of the Company's accounting and financial reporting principles and policies and internal audit controls and procedures;

—Oversight of the Company's financial statements and the independent audit;

—To select, compensate, evaluate and, where deemed appropriate, replace the independent auditors; and

—To evaluate the independence of the independent auditors.

B. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit and reviews, including reviews of the Company's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which it receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors).

C. The independent auditors for the Company are ultimately accountable to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to select, compensate, evaluate and, where appropriate, replace the independent auditors.

D. The independent auditors shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent auditors and the Company ("Statement as to Independence"), addressing at least the matters set forth in Independence Standards Board No. 1.

III. Meetings of the Audit Committee

In addition to such meetings of the Audit Committee as may be required to discuss the matters set forth in Article IV, the Audit Committee should meet separately following each meeting with management, the director of the internal auditing department and the independent auditors to discuss any matters that the Audit Committee or any of these persons or firms believe should be discussed privately. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

IV. Duties and Powers of the Audit Committee

To carry out its purposes, the Audit Committee shall have the following duties and powers:

A. With respect to the outside auditor, (1) To select, compensate, evaluate, and where appropriate replace the independent auditors; (2) To ensure partner rotation as required by law; (3) To pre-approve the engagement of the independent auditors to provide any non-audit services consistent with the limitations on such services prescribed by law (with the power to delegate the authority to pre-approve any engagement to the Chair of the Audit Committee); (4) To review the fees charged by the independent auditors for audit and non-audit services; (5) To ensure that the independent auditors prepare and deliver annually a Statement as to Independence (it being understood that the independent auditors are responsible for the accuracy and completeness of this Statement), to discuss with the independent auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of the Company's independent auditors and to take appropriate action in response to this Statement to satisfy itself of the independent auditors' independence; and (6) To instruct the independent auditors that the independent auditors are accountable to the Audit Committee;

B. With respect to the internal auditing department, (1) To review the appointment and replacement of the director of the internal auditing department; (2) To advise the director of the internal auditing department that he or she is expected to provide to the Audit Committee summaries of and, as appropriate, the significant reports to management prepared by the internal auditing department and management's response thereto; and (3) To determine the policies for hiring within the Company's internal auditing department any former employee of the Company's independent audit firm;

C. With respect to financial reporting principles and policies and internal audit controls and procedures, (1) To advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices; (2) To consider any reports or communications (and management's and/or the internal audit department's responses thereto) submitted to the Audit Committee by the independent auditors required by or referred to in SAS 61 (as codified by AU Section 380), as may be modified or supplemented, including reports and communications related to: (a) deficiencies noted in the audit in the design or operation of internal controls; (b) consideration of fraud in a financial statement audit; (c) detection of illegal acts; (d) the independent auditor's responsibility under generally accepted auditing standards; (e) significant accounting policies; (f) management judgements and accounting estimates; (g) adjustments arising from the audit; (h) the responsibility of the independent auditor for other information in documents containing audited financial statements; (i) disagreements with management; (j) consultation by management with other accountants; (k) major issues discussed with management prior to retention of the independent auditor; (l) difficulties encountered with management in performing the audit; (m) the independent auditor's judgments about the quality of the entity's accounting principles; and (n) reviews of interim financial information conducted by the independent auditor;

(3) To meet with management, the director of the internal auditing department and/or the independent auditors: (a) to discuss the scope of the annual audit; (b) to discuss the audited financial statements; (c) to discuss any significant matters arising from any audit or report or communication referred to in items B 2. or C 2. above, whether raised by management, the internal auditing department or the independent auditors, relating to the Company's financial statements; (d) to review the form of opinion the independent auditors propose to render on the consolidated financial statements to the Board of Directors and shareholders; (e) to discuss significant changes to the Company's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors, the internal auditing department or management; and (f) to inquire about significant risks and exposures, if any, and the steps taken to monitor and minimize such risks. (4) To obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934; (5) To discuss with the Company's General Counsel any significant legal matters that may have a material effect on the financial statements, the Company's compliance policies, including material notices to or inquiries received from governmental agencies; and (6) To review and discuss with Management risk management practices required for or implemented by the businesses, including risk management practices and plans in the event of the failure of information technology systems;

D. With respect to reporting and recommendations, (1) to prepare any report, including any recommendation of the Audit Committee, required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statements; (2) to review and discuss with management and the independent auditors the Company's disclosures made in "Management's Discussion and Analysis" prior to any filing of such statements with the Securities and Exchange Commission; (3) to review the contents of press releases reflecting financial information and earnings guidance, and the disclosures to be included in any conference call with analysts or the public relating to earnings; (4) to review disclosures made by the principal executive officer and the principal financial officer in conjunction with their obligations to certify reports pursuant to the Sarbanes-Oxley Act of 2002; and (5) to establish procedures to receive and address complaints from employees regarding accounting, internal controls and audit matters;

E. With respect to the Audit Committee, (1) to review this Charter at least annually and recommend any changes to the Board of Directors; (2) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate; and (3) to review annually the performance of the Audit Committee.

V. Resources and Authority of the Audit Committee

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage independent auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.